SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
To
SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

Sevion Therapeutics, Inc.
(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE
(Title of Class of Securities)

81834Q104
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

X	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	5	SOLE VOTING POWER 125,152 (1)
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,276,331(2)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 125,152 (1)
WITH	8	SHARED DISPOSITIVE POWER 1,276,331 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,401,483(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (3)
12	TYPE OF REPORTING PERSON IN - Individual

(1) Includes 103,702 shares of common stock and 21,450 shares of common stock underlying warrants.  Excludes warrants to purchase 7,010 shares of common stock held by Mr. Honig.  Such excluded warrants contain a blocker provision under which the holder can only exercise the warrants to a point where he and his affiliates would beneficially own a maximum of 9.99% of the Issuer’s outstanding shares (the “Blocker”).

(2) Includes 158,012 shares of common stock held by GRQ Consultants, Inc. 401K Plan (“401K”), 537,853 shares of common stock held by Marlin Capital Investments, LLC (“Marlin”) and 436,916 shares of common stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“Roth 401K”) and warrants to purchase 21,450 shares of common stock held by 401K, warrants to purchase 69,300 shares of common stock held by Marlin and warrants to purchase 52,800 shares of common stock held by Roth 401K and excludes 8,192 shares of common stock underlying warrants held by 401K, 23,516 shares common stock underlying warrants held by Marlin and 19,079 shares of common stock underlying warrants held by Roth 401K. Such excluded warrants contain a Blocker and beneficial ownership has been limited accordingly. Mr. Honig is the trustee of 401K, Roth 401K and President of Marlin, and, in such capacity, has voting and dispositive power over the securities held by such entities.

(3) Based on 13,866,627 shares of Common Stock outstanding as of October 31, 2014.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. 401K Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 179,462 (1)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 179,462 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 179,462 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3% (2)
12	TYPE OF REPORTING PERSON OO

(1) Includes 158,012 shares of common stock and warrants to purchase 21,450 shares of common stock held by 401K and excludes 8,192 shares of common stock underlying warrants held by 401K which have been limited in accordance with the Blocker. Mr. Honig is the trustee of 401K and, in such capacity, has voting and dispositive power over the securities held by such entity.

(2) Based on 13,866,627 shares of Common Stock outstanding as of October 31, 2014.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Marlin Capital Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 607,153 (1)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 607,153 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 607,153 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4% (2)
12	TYPE OF REPORTING PERSON OO

(1) Includes 537,853 shares of common stock and warrants to purchase 69,300 shares of common stock held by Marlin and excludes 23,516 shares common stock underlying warrants held by Marlin which have been limited in accordance with the Blocker. Mr. Honig is the President of Marlin, and, in such capacity, has voting and dispositive power over the securities held by such entity.

(2)  Based on 13,866,627 shares of Common Stock outstanding as of October 31, 2014.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. Roth 401K FBO Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 489,716 (1)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 489,716 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 489,716 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.5% (2)
12	TYPE OF REPORTING PERSON OO

(1) Includes 436,916 shares of common stock and warrants to purchase 52,800 shares of common stock held by Roth 401K and excludes 19,079 shares of common stock underlying warrants held by Roth 401K which have been limited in accordance with the Blocker. Mr. Honig is the trustee of Roth 401K, and, in such capacity, has voting and dispositive power over the securities held by such entity.

(2) Based on 13,866,627 shares of Common Stock outstanding as of October 31, 2014.

Item 1.

(a)	Name of Issuer: Sevion Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 721 Route 202/206, Suite 130, Bridgewater, NJ 08807

Item 2.

(a)	Name of Person Filing: The statement is filed on behalf of Barry Honig, GRQ Consultants, Inc. 401K, Marlin Capital Investments, LLC and GRQ Consultants, Inc. Roth 401K FBO Barry Honig.

(b)	Address of Principal Business Office or, if none, Residence: 555 South Federal Highway #450, Boca Raton, FL 33432

(c)	Citizenship: United States of America

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 81834Q104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a) Amount beneficially owned: 1,401,483 (1)

(b) Percent of class: 9.99% (3)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 125,152 (1)

(ii) Shared power to vote or to direct the vote: 1,276,331 (2)

(iii) Sole power to dispose or to direct the disposition of: 125,152 (1)

(iv) Shared power to dispose or to direct the disposition of: 1,276,331 (2)

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

(1) Includes 103,702 shares of common stock and 21,450 shares of common stock underlying warrants.  Excludes warrants to purchase 7,010 shares of common stock held by Mr. Honig.  Such excluded warrants contain a Blocker provision under which the holder can only exercise the warrants to a point where he and his affiliates would beneficially own a maximum of 9.99% of the Issuer’s outstanding shares.

(2) Includes 158,012 shares of common stock held by 401K, 537,853 shares of common stock held by Marlin and 436,916 shares of common stock held by Roth 401K and warrants to purchase 21,450 shares of common stock held by 401K, warrants to purchase 69,300 shares of common stock held by Marlin and warrants to purchase 52,800 shares of common stock held by Roth 401K and excludes 8,192 shares of common stock underlying warrants held by 401K, 23,516 shares common stock underlying warrants held by Marlin and 19,079 shares of common stock underlying warrants held by Roth 401K. Such excluded warrants contain a Blocker and beneficial ownership has been limited accordingly. Mr. Honig is the trustee of 401K, Roth 401K and President of Marlin, and, in such capacity, has voting and dispositive power over the securities held by such entities.

(3) Based on 13,866,627 shares of Common Stock outstanding as of October 31, 2014.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015	/s/ Barry Honig
Barry Honig

Dated: February 13, 2015	GRQ CONSULTANTS, INC. 401K

	By:	/s/ Barry Honig
Barry Honig

Dated: February 13, 2015	MARLIN CAPITAL INVESTMENTS, LLC

	By:	/s/ Barry Honig
Barry Honig, President

Dated: February 13, 2015	GRQ CONSULTANTS, INC. ROTH 401K FBO BARRY HONIG

	By:	/s/ Barry Honig
Barry Honig